

LITTLE SQUIGGLE

A children's toy company: paving the way for sustainable play!

Follow Little Squiggle to be notified if they later decide to raise funding.

<button>♡ WATCH FOR UPDATES</button>

littlesquiggle.com   Los Angeles, CA

Highlights

1   PATENT-PENDING: Innovative circular recycling model to disrupt the plastic toy industry

2   FEMALE FOUNDED: MSE in Design Engineering, 10+ years experience (including Happiest Baby)

3   DEMAND: 76% of parents will pay more for sustainable products

4 WHY INVEST: Targeting 3% share in the U.S. sustainable toy market (est. $817Mn) by 2030

5 IMPACT: That's 900 tons of plastic diverted from landfills...or 500 real hippos depending on your math

6 PROTOTYPE READY: With plant-based plastics and compostable electronics – on minimal bootstrap funds

7 FEATURES: Designed to be US-made and manufactured, and Cradle to Cradle® Certified

Featured Investor



Kathleen Widmer
Syndicate Lead

Follow

Invested $15,000 ⓘ

"I'm delighted to invest in Little Squiggle! This opportunity is so great at bringing together fun for baby with better sustainability. The toy is so engaging! It creates a super fun learning experience that parents can feel great about, while its uniqueness in the toy marketplace is its revolutionary circular recycling model. I believe this combination really meets the needs of millennial moms and dads who seek great experiences for their kids and also regard sustainability as a priority when making purchase decisions. Teresa is an awesome, strong founder and leader. She has foundational know-how from her years in large engineering organizations as well as highly relevant startup experience that she can directly apply to this market opportunity. I have great confidence that she will make Little Squiggle a success!"

Our Team



Teresa Giovannoli   Founder, CEO

MSE in Product Development Engineering, and BSE in Mechanical Engineering. Experience includes working with innovative startups such as Happiest Baby, Kernel, and Flo Technologies, and large-scale operations such as Northrop Grumman and ExxonMobil.



Amber Carter   Fractional CMO

MBA in marketing and BS in Supply Chain. 10+yrs experience in Marketing & Product Development with companies such as Henkel Corporation. Successfully launched a $1.4Mn product into Walmart & Target.

Meet Harra! The future of sustainable play: powered by our patent-pending circular recycling process 🦏

Little Squiggle's patent-pending process to disrupt the 25 billion dollar children's toy market.

Imagine a toy that never truly reaches the end of its life—a toy that can be returned, recycled, and reborn. Fueled by our patent-pending recycling process, we are creating a world where playrooms are less cluttered, children's toys are carefully crafted from safe plant-based materials, and parents can feel good about the toys they bring home, knowing they'll be given new life after playtime ends.

  

Problem

Today's toys are causing big problems: 90% of toys are made from plastic, and 80% end up in landfills or the ocean.



Climate change, global warming, consumerism, waste....we're feeling the impacts of these environmental issues at alarming rates. The toy industry is direct contributor:

- **Environmental Pollution**: 90% of toys are made from plastic, and 80% end up in landfills or the ocean.

- **Emissions**: Overseas manufacturing methods are contributing to recent catastrophic weather events occurring more and more frequently.

- **Persistence of plastics**: Plastic toys are quickly discarded but remain in the environment for centuries. We're even seeing microplastics showing up in mothers' breast milk.

- **Toxic Chemicals**: Plastic toys often contain harmful chemicals that pose health risks, especially when mouthed by children.

- **Non-Renewable Resources**: Plastic toys are made from fossil fuels, which are non-renewable and harm the environment.

- **Difficult to Recycle**: Most plastic toys can't be recycled due to mixed materials and electronics.

There's a swell of fear amongst us. The scariest part is that much of the burden is felt by consumers, when in reality, it's up to businesses to pave the way.

Parents demand change: growing safety concerns over harmful chemicals & micro-plastics in today's toys.

There is a notable trend toward more eco-conscious and technologically toys, as parents seek products that support cognitive development and sustainability.

- **Toy Market:** In 2023, the U.S. toy market is valued at $25 billion, with a projected growth rate of 4.5% annually, reaching an estimated $38 billion by 2033.

- **Sustainable Toys:** The U.S. toddler and kids (ages 1-10) toy market is estimated at $817Mn in 2024 and projected to achieve a 12.5% CAGR.

- **Industry Threats:** Environmental concerns and a reliance on overseas manufacturing.

- **Demand for change:** 76% of parents are willing to pay more for sustainable products.

- **Evidence:** Melissa and Doug, a leading company in the sustainable toy space has captured 5% of the North American toddler and kid toy market (ages 1-10).



The combination of interactive and sustainable is an area where we haven't seen others play in yet. Yet as we see above, parents want the ability to entertain and engage children through electronic, interactive toys, while still practicing sustainability.



Sources for market size estimates:

- **_Statista_**

- **_Market Research Future_**

- **_Maximize Market Research_**

The Solution

Saving the day the Little Squiggle way: circular ecosystem of electronic toys for every developmental stage.

Little Squiggle is revolutionizing the children's toy industry with holistic, sustainable practices inspired by Cradle to Cradle® principles. Our mission is to create a circular economy by designing high-end, interactive toys that are eco-friendly, energy-efficient, and built to be reused and recycled.





We’re pretty excited about some of our differentiators:

- **Cradle to Cradle® Design Principles**: Using the global standard for circularity, we’re considering sustainability at every stage of our product’s journey. It’s built into our DNA.
- **Notable Efficiency Gains**: With these practices, all of our actions add up to significant bottom-line savings and efficiencies.
- **Reverse Logistics**: We’re building a seamless return and recycling process, making it easy for consumers to send back toys for repurposing.
- **Community Building**: We use transparent marketing to engage and inform a community of eco-conscious consumers.
- **High Quality & Joyful Products:** Every toy is designed to deliver both joy and quality, ensuring long-lasting, beloved products for children.


GREEN MATERIALS
CLEANER PRODUCTION
SOCIAL FAIRNESS
COLLECT AT END-OF-LIFE & REMANUFACTURE
RECYCLE WASTE, REUSE RESOURCES
WHAT DOES CRADLE-TO-CRADLE® MEAN?

Product Details

Meet Harra: made with plant-based materials & designed to be

based materials & designed to be returned, reused & recycled.

Our trailblazer, Harra the Hippo, is designed to be returned so her materials can be reused and recycled, reducing our waste impact.


Clean, Safe Materials
Made with 100% Plant-Based Materials
Interactive Learning
Colorful lights & sounds when pressing teeth and buttons
Designed For Return
Mechanically recycled into raw material for reuse

Here's how Harra is unlike all other electronic toys on the market:

- Designed for simple disassembly to enable our patent-pending recycling process
- Made with clean, safe plant-based plastics that can be mechanically recycled into raw materials
- Electronically powered by organic-based Printed circuit board (PCB) that eliminates our electronic waste (E-waste)
- Fun for toddlers (ages 1-3) with interactive and tactile play
- Return for cash-back when parents participate in our circular model

We don't just say we're sustainable, we prove it.


Harra's Big Adventure
Marcus just turned 3! Aunt TT bought him a super fun new friend, Harra the Hippo
LITTLE SQUIGGLE
He absolutely loves it and takes it with him everywhere!
Harra gets packed up and shipped back for free. The best part? Marcus's parents get $20 cash back in their pocket
Harra returns home to Little Squiggle to be given a new life
LITTLE SQUIGGLE
Harra is carefully disassembled into its original materials
Plant-based plastic exterior is ground down & reused for future toys.


Fast forward to
when Marcus moves on
(6 months, 1 month, 2 days?)
It happens, he's a kid


While countless other
toys are destined for
landfills, ours embark on
new journeys!


innovative electrical
board melts down to
transform into
compostable natural
fibers

Competitive Landscape

A better way to play: our first prototype is the only fully sustainable interactive learning electronic toy.

	Sustainable Brands				Traditional Brands		
	LITTLE SQUIGGLE	Melissa and Doug	Lovevery	Green Toys	Hasbro	Lego	Mattel
100% Eco Friendly Materials?	🟦	🟦	🟥	🟦	🟥	🟥	🟥
US-made?	🟦	🟥	🟥	🟦	🟥	🟥	🟥
Takeback program	🟦	🟥	🟥	🟥	🟦	🟦	🟦
Toys built to be returned?	🟦	🟥	🟥	🟥	🟥	🟥	🟥
Interactive Play?	🟦	🟥	🟥	🟥	🟦	🟥	🟦

Circular Business Model

Our circular business model incentivizes parents to return toys which are used as recovered resources that help our bottom line & the planet.

Harra the Hippo is a high-end toy sold at a premium. We offer return incentives to encourage our customers to close the loop, making our products cradle to cradle as opposed to cradle to grave. We're building our processes to boost margins on circular products (i.e. when material recovery can be reused to create new products).



Unit Pricing	Return Costs	Estimated Margin	Market
$90*	FREE RETURN SHIPPING & $20 CASH BACK*	40% NEW 47% CIRCULAR	E-COMMERCE
*price will be tested during POC phase	*after toy is returned		POC will be local boutiques and gifts

Note: POC refers to Proof-of-Concept Phase, which these funds will directly support

Target Market

Green Guardians: 76% of parents are willing to pay more for sustainable products.

Our primary market consists of 2 segments:



GREEN GAURDIANS
- Environmentally-conscious
- Looking for educational and interactive toys
- Concerned with safety of plastics and harmful chemicals in traditional toys

GREEN GIFT-GIVERS
- Tuned-in to sustainable market
- High disposable income
- Looking to gift quality products with ethical manufacturing practices

The Millennial generation, the parents and guardians of our toddlers today, is actively seeking out ways to make an environmental impact and will continue to do so for years to come.

75% OF MILLENNIALS CONSIDER SUSTAINABILITY WHEN MAKING A PURCHASE

76% OF PARENTS ARE WILLING TO PAY MORE FOR SUSTAINABLE PRODUCTS

Our secondary market is the next generation of parents, Generation Z, who will become the majority of first time parents by 2026. This generation demands sustainable solutions more than older generations.

Those willing to pay more for sustainable products and services, by generation:

77%	**72%**	**67%**	**62%**
GEN Z	MILLENNIALS	GEN X	BABY BOOMERS

Testimonials

Parents love Harra: "it's so fun watching my son enjoy the interactive features... and I love that it's not another cheap plastic toy." -Molly, 34

We are really excited about what we've accomplished to date with minimal bootstrapped funds. We've already tested prototypes of Harra the Hippo with multiple families! Here's some of what we've been hearing:

"It is so fun to watch my son

exploring all the different buttons and ways to interact with this adorable toy! And I love that this isn't another cheap plastic toy with annoying sounds. There is just the right level of interaction to make it fun for both of us! At the end of the day, I love knowing it's designed with the environment in mind. A toy that's educational and sustainable!"

Eco-friendly mother to a curious little toddler (age 3)

"The second my daughter saw the toy, she was captivated. At her age, I would certainly prefer her playing with this over her face buried in her iPad"

Proud dad to a compassionate sweetheart (age 2)

In addition to these happy customers, we're shipping a handful of 3D printed toys out to beta testers to kick off field testing. We have materials sourced, suppliers selected, quotes obtained. We can't wait to get Harra in the hands of more children!

Use of Funds

With your investment, we have a path to achieving our 3% market share goal by 2030 ($25Mn)

Note: Forward-looking projections and goals can not be guaranteed.

We are focused on two key goals for this round of funding: achieving a sellable Proof of Concept (POC) production run and conducting a thorough market assessment.

Goals

- CRADLE-TO-CRADLE® PROOF-OF-CONCEPT (POC)
- MARKET ASSESSMENT FOR FULL PRODUCTION AND DISTRIBUTION

Milestones

- POC COST AND PROCEDURES
- REMAINING R&D ON HARRA THE HIPPO
- PILOT PRODUCTION BATCH OF HARRA
- SAFETY TESTING AND CERTIFICATION
- INITIAL IP PROTECTION

Hitting our fundraising goal of $124,000 gives Little Squiggle a path towards achieving these milestones. These funds head towards a few specific areas:

- **R&D (Product Development):** early field testing of Harra the Hippo, filing product patents, and stress-testing the circularity concept with our supplier network.

- **R&D (Manufacturing and Certification):** Soft tooling for injection-molded parts and completing U.S. safety and certification processes.

- **Marketing and Branding:** establishing our brand through website development and social media marketing targeting our local community and potential customers.

- **Contract Hiring:** marketing, graphic design, brand strategy, and electrical engineering to support both product and brand development.

- **Operational Expenses:** campaign costs (we have to thank our friends at Wefundr for access to this community and platform!), and other anticipated business expenses to ensure smooth operations.

- **Runway:** In 12-18 months following the campaign raise, we expect to have products circulating, valuable customer feedback, customer traction data, and be ready to take Little Squiggle to the next level!



Team

 



TERESA GIOVANNOLI
founder, CEO

- 10+yrs experience working with innovative startups such as Happiest Baby
- MSE in Product Development Engineering
- BSE in Mechanical Engineering
- Served as a Supply Chain Director at ExxonMobil

Mechanical Design Engineer



AMBER CARTER
CMO

- 10+yrs experience in Marketing & Product Development with companies such as Henkel Corporation
- MBA in Marketing
- Bachelor's in Supply Chain
- Successfully launched a $1M product into Walmart & Target

CPG, Marketing Expert



RODNEY ALVES
Advisor

- 35+yrs experience in business strategy, law, and investment
- Legal and investment expert in consumer products, industrial engineering, financial services and technology
- Former owner of successful plastic engineering company

M&A Attorney, Legal Expert



KAZUO TAKEDA
Advisor

- 35+ years experience in engineering with companies such as Disney & UPS
- founder and CEO of Kaz & Effect Solutions LLC, an engineering leadership development company
- Independent director for Micro-Mechanics, a global industry leader in manufacturing ultra-high-precision parts and tooling

Seasoned Entrepreneur

Future Plans

We're growing towards a subscription model to help our customers seamlessly close the

circular loop.

Once we're ready to exit this POC phase, we should have the data we need to charge forward into full production. During our Growth Phase, we plan to fully launch our E-commerce store, to be able to speak directly to our customers and better control margins. Our customers also get to start meeting Harra's new friends for children at different ages!

The beauty of a circular model is that as the company grows, so do the savings. Once we've developed toys for a variety of ages, there's a foundation for our circular ecosystem. At this point, Little Squiggle would like to introduce a subscription model. This further encourages circularity through ongoing purchases and seamless product returns for our customers.



Join The Team

Invest in Little Squiggle and be part of the solution to a cleaner tomorrow for our future generations.

"Let's create a world where playrooms are less cluttered, children's toys are carefully crafted from safe plant-based materials, and parents can feel good about the toys they bring home, knowing they'll be given new life after playtime ends."

- Teresa Giovannoli, Founder

